
04034405

Securities and Exchange Commission
Washington D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 29 2004
WASH. D.C.
179
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1034 (NO FEE REQUIRED)

For the Plan year ended December 31, 2003

OR

[]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to _____

Commission file number 1-10691

A. Full title plan and address of the plan, if different from that of the issuer named below:

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN
Diageo North America, Inc.
Six Landmark Square
Stamford, Connecticut 06901

S.E.C. Registration No. __________________

B. Name of issuer of the securities help pursuant to the plan and the address Of the principal executive office:

Diageo Plc
8 Henrietta Place
London W1G 0NB
England

Exhibit Index located on page 2.

REQUIRED INFORMATION

Financial Statements

The Diageo North America, Inc. Savings Plan ("Plan") is subject to the Employment Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 5500

Exhibits

1. Consent of KPMG LLP.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

(formerly known as Guinness UDV North America, Inc. Savings Plan)

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

Independent Auditors' Report

Financial Statements as of December 21, 2003 and 2002, as follows:

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule as of December 31, 2003:

Supplemental Schedule of Assets Held at End of Year, as defined by 20 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974

Signature Page

Consent of Independent Auditors

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
Supplemental Schedule	
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.



KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

To The Employee Benefits Administration Committee of
Diageo North America, Inc.:

We have audited the accompanying statements of net assets available for benefits of Diageo North America, Inc. Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 17, 2004



DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments (note 2):		
At fair value:		
Mutual funds	$ 153,869,213	130,370,570
Money market	12,237,723	13,893,291
Diageo common stock	4,035,387	3,710,666
Participants loans	1,918,337	2,347,276
	172,060,660	150,321,803
At contract value:		
Commingled trust	61,394,124	68,797,856
Total assets	233,454,784	219,119,659
Liabilities:		
Accrued expenses	40,322	50,004
Net assets available for benefits	$ 233,414,462	219,069,655

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:		
Interest and dividends	$ 5,032,603	6,008,981
Contributions:		
Participants	10,460,676	13,492,092
Employer	—	1,349,926
	10,460,676	14,842,018
Net appreciation in fair value of investments	30,121,395	—
Total additions	45,614,674	20,850,999
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	—	27,403,480
Benefits paid to participants	31,129,294	37,578,752
Administrative fees	103,294	121,175
Transfers out to other plans	37,279	434,345
Total deductions	31,269,867	65,537,752
Net increase (decrease)	14,344,807	(44,686,753)
Transfer from Vivendi Universal S.A. 401(k) Plan (note 1)	—	74,381,929
Net assets available for benefits:		
Beginning of year	219,069,655	189,374,479
End of year	$ 233,414,462	219,069,655

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Diageo North America, Inc. Savings Plan (formerly known as Guinness UDV North America, Inc. Savings Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the Company or Diageo). On December 21, 2001, certain employees of Joseph E. Seagram and Sons, Inc. and Subsidiaries (Seagram), became eligible for participation in the Plan, pursuant to the Stock and Purchase Agreement between Vivendi Universal S.A. (Vivendi), Diageo plc and Pernod Ricard S.A. As a result of this acquisition, participant net assets and outstanding loan balances of $72,751,077 and $1,630,852, respectively, were transferred into the Plan during 2002.

It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the Code), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Eligibility

Effective as of January 1, 2003, employees of the Company, as defined in the Plan, are immediately eligible to participate as soon as they have attained the age of 21. Prior to January 1, 2003, employees who had completed 1,000 hours of service in a twelve-month period who had attained the age of 21 were eligible to participate.

(c) Contributions

Each year participants, excluding Seagram employees, may contribute up to 16% of their salary either pre-tax, after-tax, or both, as defined in the Plan. Participants who were employees of Seagram were permitted to contribute up to 17% of their salary either pre-tax, after-tax, or both, prior to December 31, 2002. Effective January 1, 2003, the current Diageo Plan provisions apply to all Seagram participants. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, one money market account, one collective trust, and a company stock fund invested in American Depository Receipt (ADR) shares of Diageo plc as investment options for participants.

Seagram employees were entitled to continued Company contributions equal to 60% of the first 6% of pre-tax salary contributed to the Plan until January 1, 2003. Effective January 1, 2003, the Company match is eliminated. Participants direct the matching contributions into the various investment options offered by the Plan.

Effective April 1, 2003, all employees who are eligible to contribute under the Plan and who have attained age 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with Code Section 414 (v).

(d) Participant Accounts

Each participant's account is credited with participant's contributions, the Company's contribution, if applicable, and investment earnings or losses. Allocations are based on participant account balances. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long Term Disability Plan.

(e) Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

Effective December 21, 2001, all Seagram employees participating in the Plan were fully vested in their account balances transferred into the Plan from a similar plan sponsored by Vivendi. Seagram participants shall become 100% vested in any subsequent Company contributions after at least three years of service with the Company.

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 12%. Principal and interest are paid ratably through payroll deductions.

(g) Payment of Benefits

Distributions from the Plan are eligible to be paid upon retirement, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's vested account balance is greater than $5,000, the participant may leave the account in the Plan until age 65, or until age 70-1/2, if they are eligible for "early retirement" (i.e., age 50 or older with 5 or more years of service). Distributions are paid in lump sum cash payments (or rollovers to another qualified plan or Individual Retirement Account). The participant who is eligible for early retirement may elect to have quarterly or annual installments paid from the Plan over a period elected by the participant but not to exceed the participant's lifetime.

If the participant's vested account balance is $5,000 or under, the distribution would be made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's vested account.

(h) Forfeited Accounts

Forfeitures of non-vested Company contributions for participants may be used to pay Plan expenses or to reduce future Company matching contributions. Amounts forfeited during 2003 and 2002 were $8,872 and $48,025 respectively, and were used to reduce Plan expenses paid.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, and its interest in a common collective trust, which are valued at contract value (note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Administrative Expenses

Expenses reasonably incurred in the administration of the Plan shall be paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Company and, accordingly, are not included as administrative expenses of the Plan

(e) Benefit Payments

Benefits are recorded when paid.

(3) Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

	2003	2002
Mutual funds at fair value:		
Fidelity Magellan Fund	$ 30,967,319	26,315,733
Fidelity ContraFund	19,107,312	15,612,364
Fidelity Growth & Income	20,772,702	18,416,078
Fidelity Low Price Stock	14,491,547	10,496,729*
Fidelity Equity Income II	12,460,667	10,181,730*
Fidelity Retirement Money Market	12,237,723	13,893,291
Spartan US Equity Index	14,499,985	12,320,005
Investments at contract value:		
Fidelity Managed Income Portfolio II	61,394,124	68,797,856

* Investment did not constitute 5% or more of the Plan's net assets at December 31, 2002.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $30,121,395 in 2003 and depreciated by $27,403,480 in 2002 as follows:

		2003	2002
Mutual funds	$	29,275,610	(27,212,368)
Diageo common stock		845,785	(191,112)
	$	30,121,395	(27,403,480)

(4) Guaranteed Investment Contracts and Commingled Trust

As of December 31, 2002, the Plan invested in several Guaranteed Investment Contracts (GICs) with outside fixed income investment contracts managed by Fidelity Investments (Income Fund). During 2003, as the GICs matured, the proceeds from the maturing contracts were invested into the Fidelity Managed Income Portfolio II (Managed Income Portfolio II), a commingled pool under the Fidelity Group Trust for Employee Benefit Plans. The Managed Income Portfolio II is comprised of investments in synthetic investment contracts, bank investment contracts and insurance investment contracts, and returns income earned by the fund's investments after expenses. The Managed Income Portfolio II became the successor fund to the Income Fund as an investment option within the Plan. Both the Income Fund and the Managed Income Portfolio II accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. As of December 31, 2003 and 2002, the Managed Income Portfolio II and the Income Fund, respectively, are included in the financial statements at contract value as reported to the Plan by Fidelity. Contract value represents contributions made under the contract plus actual earnings, less participant withdrawals and administrative expenses, because it is fully benefit-responsive. Contract value approximates fair market value.

(5) Related Party Transactions

Certain Plan investments that include mutual funds, a money market account, and a commingled trust are managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

The Plan's investments also include American Depository Receipt (ADR) shares of Diageo plc. Diageo plc is the parent company of the Plan sponsor and therefore, these transactions also qualify as party-in-interest transactions.

(6) Plan Amendments

On February 11, 2002, the Guinness UDV North America, Inc. Savings Plan was renamed the Diageo North America, Inc. Savings Plan.

On December 22, 2002, provisions of the Plan were amended to reflect certain provisions of the Economic Growth and Tax Reconciliation Relief Act of 2001 (EGTRRA).

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer contributions.

(8) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 5, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Schedule H Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value		Current value
*	Fidelity Magellan Fund	Mutual Fund, 316,834 shares	$	30,967,319
*	Fidelity Growth and Income Fund	Mutual Fund, 583,012 shares		20,772,703
*	Fidelity Contrafund	Mutual Fund, 387,180 shares		19,107,312
*	Fidelity Equity Income II	Mutual Fund, 547,000 shares		12,460,667
*	Fidelity Retirement Money Market	Money Market 12,237,723 shares		12,237,723
	Spartan U.S. Equity Index	Mutual Fund, 367,927 shares		14,499,985
*	Fidelity International Bond Fund	Mutual Fund, 365,388 shares		3,895,033
*	Fidelity Low Price Stock	Mutual Fund, 414,281 shares		14,491,547
*	Fidelity Overseas Fund	Mutual Fund, 172,630 shares		5,425,756
*	Fidelity OTC Portfolio Fund	Mutual Fund, 65,943 shares		2,141,183
*	Fidelity Puritan Fund	Mutual Fund, 337,838 shares		6,239,862
*	Fidelity Freedom Income Fund	Mutual Fund, 52,609 shares		583,437
*	Fidelity Freedom 2000 Fund	Mutual Fund, 19,726 shares		232,367
*	Fidelity Freedom 2010 Fund	Mutual Fund, 46,060 shares		599,707
*	Fidelity Freedom 2020 Fund	Mutual Fund, 126,766 shares		1,650,490
*	Fidelity Freedom 2030 Fund	Mutual Fund, 58,898 shares		762,726
*	Fidelity Independence Fund	Mutual Fund, 194,918 shares		3,130,390
	PIMCO Total Return ADM Fund	Mutual Fund, 862,540 shares		9,237,808
	Dreyfus Founders Balance Fund	Mutual Fund, 159,928 shares		1,260,236
	MSI Global Value Equity	Mutual Fund, 143,860 shares		2,258,598
*	Fidelity Managed Income Portfolio II	Commingled Trust 61,394,124 shares		61,394,124
*	Fidelity Freedom 2040 Fund	Mutual Fund, 18,232 shares		137,832
	MSIFT MidCap Growth Advantage Fund	Mutual Fund, 237,952 shares		4,014,256
*	Diageo Stock Fund	Diageo Common Stock, 166,836 shares		4,035,387
*	Participant Loans	Loans to participants with interest rates ranging from 4.25% to 12% with maturity dates ranging from January 16, 2003 through March 30, 2024		1,918,337
			$	233,454,785

* Represents a party-in-interest

See accompanying independent auditors' report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAGEO NORTH AMERICA, INC
SAVINGS PLAN

Date 6/28/04

By 
Eric B. McDonald
Director, Total Rewards

Consent of Independent Registered Public Accounting Firm

Employee Benefits Administration
Committee of Diageo North America, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-8090) on Form S-8 of the Diageo North America, Inc. Savings Plan (formerly, the Guinness UDV North America, Inc. Savings Plan, the UDV North America, Inc. Savings Plan, the IDV U.S. Savings Plan or the UDV U.S. Savings Plan) of our report dated June 17, 2004, relating to the statements of net assets available for benefits of the Diageo North America, Inc. Savings Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002 and related schedule, which report appears in the December 31, 2003 annual report on Form 11-K of the Diageo North America, Inc. Savings Plan.

KPMG LLP

Stamford, Connecticut
June 18, 2004